[CC Letterhead]
July 10, 2008
VIA EDGAR AND BY HAND
Ms. Karen J. Garnett
Mr. Duc Dang
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cogdell Spencer Inc.
Registration Statement on Form S-3
File No. 333-151496
Filed June 6, 2008
Dear Ms. Garnett/Mr. Dang:
     On behalf of our client, Cogdell Spencer Inc. (the “Company”), a Maryland corporation, set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated July 8, 2008 (the “July 8 Letter”), with respect to the Registration Statement (the “Registration Statement”) on Form S-3 (Registration No. 333-151496) filed by the Company on June 6, 2008. The responses to the Staff’s comments are set out in the order in which the comments were set out in the July 8 Letter and are numbered accordingly.
     We have enclosed with this letter a marked copy of Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.
General
     1.     We note that you have omitted the names of the selling shareholders. If you intend to rely on Rule 430B to omit this disclosure from the effective registration statement, please revise the table to refer to the selling shareholders in a generic manner. In addition, please revise Part II of the registration statement to include the undertakings required by Item 512(a)(5)(i) of Regulation S-K. Alternatively, please disclose the names of the selling shareholders and the related share amounts in your next amendment.
     In response to the Staff’s comment, we have disclosed the names of the selling stockholders and the related share amounts in the table entitled “Selling Stockholders” on page 4 of Amendment No. 1. Accordingly, we have not included the undertaking required by Item 512(a)(5)(i) of Regulation S-K.

     2.     Please be advised that we are also reviewing your annual report on Form 10-K for the fiscal year ended December 31, 2007. We are providing comments on the 10-K in a separate letter. Because this registration statement incorporates the disclosure in your periodic reports, we will not be in a position to declare it effective until we complete our review of your annual report.
     We respectfully acknowledge the Staff’s comment and will address those comments under separate cover.

     We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Andrew S. Epstein and Jacob Farquharson, 31 West 52nd Street, New York, New York 10019 (fax: 212-878-8375).
Very truly yours,

/s/ Andrew S. Epstein

Andrew S. Epstein
Enclosures

cc:	Frank C. Spencer
Jay L. Bernstein